1. Name and Address of Reporting Person
   O'Hanlon, James P.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/01/2002 F       V     -1064       D      $0.0000                     D
Common Stock                       02/01/2002 G       V     -1258       D      $0.0000                     D
Common Stock                       04/22/2002 M             30572       A      $41.2500                    D
Common Stock                       04/22/2002 S             -30572      D      $66.6520                    D
Common Stock                       04/23/2002 M             39428       A      $41.2500                    D
Common Stock                       04/23/2002 S             -39428      D      $66.3064   104923           D
Common Stock                                                                              3276             I           Trustee of
                                                                                                                       Employee
                                                                                                                       Savings Pl
Common Stock                       02/01/2002 G       V     1258        A      $0.0000    3605             I           By Spouse

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $41.25   04/22/2002 M               30572 01/01/2000 05/17/2009 Common  30572    $0.0000             D
                        <F1>                                                   Stock
Stock Option   $41.25   04/23/2002 M               39428 01/01/2000 05/17/2009 Common  39428    $0.0000    280000   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2008 Common                      116667   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      116667   D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      116666   D
                                                                               Stock

Explanation of Responses:

<F1>
The stock option exercises reported on this Form 4 were previously announced by Dominion Resources, Inc. in a news release issued on April 17, 2002

SIGNATURE OF REPORTING PERSON
/s/ James P. O'Hanlon

DATE
05/06/2002